FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: December 3, 2019	By:
(s) Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Press Release December 3, 2019

Item 1

Celebrating 100 years

NEWS RELEASE

CN Continues to Execute Recovery Plan

Company adjusts full year outlook following 8-day strike

MONTREAL, December 3, 2019 — CN (TSX: CNR) (NYSE: CNI) today announced that its recovery plan is on track and that it is revising its guidance following the impact of the 8-day strike.

“Our discipline on our recovery plan is delivering results,” said JJ Ruest, president and chief executive officer of CN. “While we expect to take some time and we remain dependent on favourable weather, we are pleased by how things are progressing. Safety is at the heart of everything we are doing as we bring our Canadian Operations back online and we have not experienced any significant setbacks at this point.”

CN would like to thank its customers for the collaboration they have provided during the recovery process and will continue to work closely with them.

Due to the impact of the strike, estimated at around $0.15 of EPS, CN is revising its 2019 full year financial outlook, and remains focused on continuing to realign its resources in light of the weaker demand, including its workforce, to address cost takeout efforts that started prior to the strike.

Revised 2019 financial outlook

CN is now targeting to deliver 2019 adjusted diluted EPS growth in the low to mid single-digit range versus last year’s adjusted diluted EPS of C$5.50(1), compared with its October 22, 2019 financial outlook which called for adjusted diluted EPS growth in the high single-digit range.

(1) Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN’s full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

2019 key assumptions

CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company assumes that North American industrial production for the year will increase in the range of 0.5 to one per cent, and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crop in Canada will be in line with the three-year average and that the 2019/2020 grain crop in the United States will be below the three-year average. CN now assumes RTMs in 2019 will be negative compared to 2018 (compared to its October 22, 2019 assumption that total RTMs would be slightly negative). CN assumes continued pricing above rail inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$55 to US$60 per barrel. In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company’s website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission’s website at www.sec.gov through EDGAR.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries  —  serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052